UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. )*

OPAL Fuels Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

68347P103
(CUSIP Number)

Charles E. Sieving, Esq.
Executive Vice President & General Counsel
NextEra Energy, Inc.
700 Universe Boulevard
Juno Beach, Florida 33408
(561) 694-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

July 21, 2022 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P103	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

NextEra Energy, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,500,000(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,500,000(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

HC

1	Reflects 2,500,000 shares of Class A Common Stock wned by Mendocino Capital, LLC, a wholly owned subsidiary of NextEra Energy, Inc., a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol "NEE".

2	The percentage used herein and in the rest of this Schedule 13D is calculated based upon 25,171,390 shares of the Issuer’s Class A Common Stock outstanding as of July 21, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2022.

CUSIP No. 68347P103	SCHEDULE 13D

1		NAMES OF REPORTING PERSONS

Mendocino Capital, LLC

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)

WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

-0-

	8	SHARED VOTING POWER

2,500,000(1)

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

2,500,000(1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500,000(1)

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%(2)

14		TYPE OF REPORTING PERSON (See Instructions)

OO

1	Reflects 2,500,000 shares of Class A Common Stock owned by Mendocino Capital, LLC, a wholly owned subsidiary of NextEra Energy, Inc., a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol "NEE".

2	The percentage used herein and in the rest of this Schedule 13D is calculated based upon 25,171,390 shares of the Issuer’s Class A Common Stock outstanding as of July 21, 2022, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2022.

CUSIP No. 68347P103	SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the "Class A Common Stock"), of OPAL Fuels Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is One North Lexington Avenue, Suite 1450, White Plains, NY 10601.

Item 2.  Identity and Background.

This Schedule 13D is being filed jointly by (i) Mendocino Capital, LLC "Mendocino"), the holder of record of the Class A Common Stock reported herein, and (ii) NextEra Energy, Inc. ("NEE"), which is the ultimate corporate parent of Mendocino (each, a "Reporting Person," and collectively, the "Reporting Persons"). The principal business address of the Reporting Persons is 700 Universe Boulevard, Juno Beach, Florida 33408. NEE is one of the largest electric power and energy infrastructure companies in North America and a leader in the renewable energy industry. NEE is a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol "NEE". Mendocino is a wholly owned, controlled subsidiary of NEE, and serves primarily as an investment holding company for NEE. NEE is a corporation organized under the laws of the State of Florida, and Mendocino is a limited liability company organized under the laws of the State of Delaware.

Schedule I attached hereto lists the directors and executive officers of NEE (the "Related Parties") and their respective principal occupation, address and citizenship.

During the last five years, the Reporting Person has not, and, to the Reporting Person’s knowledge, none of the Related Parties has, (i) been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On July 21, 2022, Mendocino purchased from the Issuer 2,500,000 shares of Class A Common Stock, which were paid for using Reporting Persons’ working capital. Mendocino is a wholly owned subsidiary of NEE, a publicly traded company with its common stock listed on the New York Stock Exchange under the symbol "NEE".

CUSIP No. 68347P103	SCHEDULE 13D

Item 4. Purpose of Transaction

The material in Item 3 is incorporated by reference herein.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; the Issuer’s commercial relationship with the Reporting Persons; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, acquisition, reorganization or other business combination that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b):

The information set forth on the cover page of this Schedule 13D is incorporated herein.

Item 5(c):

The information in Item 3 is incorporated herein. Except as described in Item 3, the Reporting Persons have not effected any transactions in the Class A Common Stock during the past 60 days.

Item 5(d):

              None.

Item 5(e):

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The 2,500,000 shares of Class A Common Stock that are described herein were purchased by Mendocino on July 21, 2022 pursuant to the form of Subscription Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 3, 2021, which is listed as Exhibit 99.1 below and incorporated herein by reference.

In addition to the 2,500,000 shares of Class A Common Stock that are described herein, the Reporting Persons are the beneficial owners of 1,000,000 Series A Preferred Units of Opal Fuels LLC, which are directly owned by Mendocino. Opal Fuels LLC is an entity that directly or indirectly holds substantially all of the consolidated assets and business of the Issuer. In its capacity as the direct owner of such 1,000,000 Series A Preferred Units, Mendocino is a party to the limited liability company agreement of Opal Fuels LLC, which agreement (including the certificate of designations included therein with respect to the Series A Preferred Units) sets forth certain rights and obligations of the parties thereto with respect to the Series A Preferred Stock. The Second Amended & Restated LLC Agreement of Opal Fuels LLC (including the Series A Preferred Unit Certificate of Designations) was filed as Exhibit 10.8 to the Current Report on Form 8-K filed by the Issuer on July 27, 2022, is listed as Exhibit 99.2 below, and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description of Exhibit

99.1	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K, filed with the SEC on December 3, 2021).
99.2

Second Amended & Restated LLC Agreement of Opal Fuels LLC (including the Series A Preferred Unit Certificate of Designations) (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 8-K, filed with the SEC on July 27, 2022).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dates as of August 1, 2022

NEXTERA ENERGY, INC.

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	Executive Vice President, Corporate Development and Strategy

MENDOCINO CAPITAL, LLC

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	President

ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Dates as of August 1, 2022

NEXTERA ENERGY, INC.

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	Executive Vice President, Corporate Development and Strategy

MENDOCINO CAPITAL, LLC

By:	/s/ Mark Hickson
Name:	Mark Hickson
Title:	President

Schedule I

The name, present principal occupation or employment and citizenship of each of the directors and executive officers of NEE are set forth below. The business address of each individual is c/o NextEra Energy, Inc., 700 Universe Boulevard, Juno Beach, Florida 33408

Name of Director of NEE	Principal Occupation or Employment	Citizenship
Sherry S. Barrat	Retired Vice Chairman of Northern Trust Corporation	United States
James L. Camaren	Private investor	United States
Kenneth B. Dunn	Emeritus Professor of Financial Economics at the David A. Tepper School of Business at Carnegie Mellon University	United States
Naren K. Gursahaney	Retired Oresident and CEO of The ADT Corporation	United States
Kirk S. Hachigian	Retired Chairman of the Board of JELD-WEN Holding, Inc.	United States
John W. Ketchum	Chairman, President and Chief Executive Officer of NEE	United States
Amy B. Lane	Retired Managing Director and Group Leader of Global Retailing Investment Banking Group of Merrill Lynch & Co., Inc.	United States
David L. Porges	Retired Chairman of the Board of Equitrans Midstream Corporation	United States
Rudy E. Schupp	Retired President of Valley National Bancorp and chief banking officer of Valley National Bank	United States
John L. Skolds	Retired Executive Vice President of Exelon Corporation	United States
John Arthur Stall	Retired President of NextEra Energy’s nuclear division	United States
Darryl L. Wilson	Retired Vice President, Commercial of GE Power, a business of GE	United States
Name of Executive Officer of NEE	Principal Occupation or Employment	Citizenship
Miguel Arechabala	Executive Vice President, Power Generation Division of NEE	United States
Deborah H. Caplan	Executive Vice President, Human Resources and Corporate Services of NEE	United States
Robert Coffey	Executive Vice President, Nuclear Division and Chief Nuclear Officer of NEE	United States
T. Kirk Crews	Executive Vice President, Finance and Chief Financial Officer of NEE	United States
Paul I. Cutler	Treasurer of NEE	United States
John W. Ketchum	Chairman, President and Chief Executive Officer of NEE	United States
Rebecca J. Kujawa	President and CEO of NextEra Energy Resources, LLC	United States
James M. May	Vice President, Controller and Chief Accounting Officer of NEE	United States
Ronald R. Reagan	Executive Vice President, Engineering, Construction and Integrated Supply Chain of NEE	United States
Charles E. Sieving	Executive Vice President & General Counsel of NEE	United States
Eric E. Silagy	Chairman, President and CEO of Florida Power & Light Company	United States

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